UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding


19 April 2004

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP



Dear Sirs

Pearson plc - Notification of Directors' Interests

Pearson operates the Annual Bonus Share Matching Plan (the "Plan") whereby executive directors and certain senior executives are able to elect to invest their annual bonus in ordinary shares in the Company ("Shares"). The participant is then entitled to receive, after tax thereon, one additional Share free of charge for every Share left in trust for five years (or half that number of additional Shares after three years). Entitlement to the additional Shares is dependent on Pearson satisfying a corporate performance target and will normally be lost if the participant leaves Pearson's employment.

The directors named below have informed the Company on 16 April 2004 that they have purchased Shares in order to participate in the Plan in respect of annual bonuses for 2003. The purchase price for all of these Shares was 647.5p per share.


Director         Shares         Resultant     Percentage
                 Purchased      Holding       Holding

D C M Bell         2,702         59,194         0.062
R A Fairhead       3,088         12,710         0.002


Yours faithfully


Stephen Jones
Deputy Secretary

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 19 April 2004

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary